Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

VIA EDGAR
April 20, 2015
Re: Allianz Life Variable Account B and Allianz Life Insurance Company of North America
Post-Effective Amendment No. 9 to the Registration Statement No. 333-185866 and 811-05618 on Form N-4
Post-Effective Amendment No. 2 to the Registration Statement No. 333-195462 on Form S-1

Dear Sir/Madam:
Enclosed for filing please find the Post-Effective Amendment No. 9 to the Form N-4 Registration Statement for the above-referenced Registrant filed pursuant to Rule 485 (b).
We received oral comments from you on January 22, 2015, March 20 and 23, 2015, and on April 6, 2015 with respect to Post-Effective Amendment No. 5 to Registrants' above-referenced Registration Statements on Form N-4 and Post-Effective Amendment No. 1 to the Registration Statement No. 333-195462 on Form S-1.
This letter responds to those comments.

APRIL 6th COMMENTS

1.	Cover (pages 1-2)
Comment:
Instead of using the phrase "broad based securities" please use "third-party broad based securities" to clarify this is a non-proprietary index. Please make this change throughout the prospectus.
Response:
Revised as requested.
2.	Section 1, Risk Factors (pages 21-25)
Comment:
In the Calculation of Credits discussion, please revise the last sentence before the index returns table to match the information presented in the table.
Response:
Revised as requested.
MARCH 20th and 23rd COMMENTS

1.	Cover (pages 1-2)
Comment:
Instead of using the phrase "external securities" please use "broad based securities" as it is a more accurate and widely known description. Please make this change throughout the prospectus.
Response:
Revised as requested.
Allianz Index Advantage

2.	Section 1, Risk Factors (pages 21-25)
Comments:
a)	In the Calculation of Credits discussion, instead of showing the average increase in index returns attributable to dividends, please show the total index returns if dividends were included.
b)	In the Our Financial Strength and Claims-Paying Ability discussion, please move the sentence regarding the Separate Account IATX to follow the sentence regarding Separate Account IANA.
Responses:
a)	Revised as requested.
b)	Revised as requested.
3.	Section 2, The Variable Annuity Contract – State Specific Contract Restrictions (page 26)
Comment:
If you have stated all state-specific Contract provision, please remove the language "may include, but are not limited to" from the proceeding sentence. Otherwise please explain why you believe this language is needed.
Response:
We removed the language from the proceeding sentence.
JANUARY 22nd COMMENTS

General
Comments:
a)	Please clarify that the new Index Guard Strategy Crediting Method is not available to current owners and where current owners can find information on the benefits they received.
b)	Please clearly state what is available to current owners and what is available to purchasers of new contracts.
Responses:
a)	Revised as requested.
b)	Revised as requested.
1.	Cover (pages 1-2)
Comments:
a)	Please clarify or modify what is meant by "external securities" in the following sentence.
If you allocate Purchase Payments to the Index Options, you receive annual returns (Credits) based on the performance of one or more external securities indices (Index or Indices).
b)	Please provide a separate row for the Index Guard Strategy in the table that lists which Indices are currently available with each Crediting Method. This comment also applies to Section 7, Index Options, page 38.
Responses:
a)	This means a non-proprietary index that tracks the performance of various securities.
b)	Revised as requested.
2.	Glossary (pages 4-8)
Comment:
In the definition of Index Performance Strategy, please explain why this Crediting Method is more sensitive to large negative market movements.
Response:
The Index Performance Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. We also added this disclosure to the definition.
Allianz Index Advantage

3.	Summary – How Can I Take Money Out of My Contract? (pages 16-17)
Comment:
Please provide more explanation of the following sentence.
Also, even though a negative Index Return may be less than the Floor for the Index Guard Strategy, you could receive a Daily Adjustment lower than the Floor.
Response:
We revised this sentence to read as follows:
Also, even though a negative Index Return may be less than the Floor for the Index Guard Strategy (e.g. the Index Return may be -8% but the Floor may be -10%), you could receive a Daily Adjustment lower than the Floor, because the Daily Adjustment reflects the present value of the Floor and you will not receive the full benefit of the Floor until the Index Anniversary.
4.	Section 1, Risk Factors (pages 21-25)
Comments:
a)	In the Calculation of Credits discussion, please provide comparable information regarding Index performance over the past ten years without dividends.
b)	In the Changes to Caps, Declared Protection Strategy Credit (DPSC) and Notice of Buffers and Floors discussion, please clearly state that when Caps change (other than on a sixth Index Anniversary) the only option available to Owners is to move money between the Index Options.
c)	In the Our Financial Strength and Claims-Paying Ability discussion, please state the names of the unregistered separate accounts.
Responses:
a)	Revised as requested.
b)	Revised as requested.
c)	Revised as requested.
5.	Section 2, The Variable Annuity Contract – State Specific Contract Restrictions (page 26)
Comment:
Please clearly state all state-specific Contract provisions.
Response:
Revised as requested.
6.	Section 8, Expenses – Withdrawal Charge (pages 44-46)
Comment:
In the first bullet of the Note on page 46, please explain why the statement "other than the withdrawal charge" is included in the following sentence.
Because we do not reduce the Withdrawal Charge Basis for penalty-free withdrawals or the deduction of Contract expenses other than the withdrawal charge, we may assess a withdrawal charge on more than the amount you are withdrawing upon a full withdrawal of the total Contract Value.
Response:
Deduction of the withdrawal charge does reduce the Withdrawal Charge Basis. However, deduction of any other Contract expenses, such as the product fee, do not reduce the Withdrawal Charge Basis.
Allianz Index Advantage

7.	Section 13, Other Information – Transactions with Related Persons, Promoters and Certain Control Persons (page 79)
Comment:
If there are specific transactions that present a conflict of interest, these should be disclosed in accordance with the provisions of Regulation S-K.
Response:
Acknowledged.
I hereby represent that the enclosed Post-Effective Amendment does not contain disclosure which would render it ineligible to become effective pursuant to Securities Act Rule 485(b).
Additional required exhibits are included in this amendment. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.
The action of the Commission or the staff in reviewing the filing does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Registrant is responsible for the adequacy and accuracy of disclosures in the filing. The staff's comments and the Registrant's changes to the disclosure in response to the staff's comments do not relieve the Registrant from this responsibility. The Registrant may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.
Sincerely,
Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg
            Stewart D. Gregg

Allianz Index Advantage